Exhibit 4.4

DIRECTOR STOCK OPTION AGREEMENT

THIS AGREEMENT made as of (DATE)

BETWEEN:

LEADING BRANDS, INC., a body corporate subsisting under the laws of British Columbia and having an office and place of business at Suite 1800 –1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6

(the "Company")

AND:

(NAME), of (ADDRESS)

(the "Optionee")

WHEREAS:

A.

The Optionee is a director of the Company and the Company desires to grant to the Optionee an option to purchase common shares ("Shares") without par value in the capital of the Company as an incentive for the Optionee to advance the business and affairs of the Company; and

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements herein contained the parties hereto covenant and agree (the "Agreement") as follows:

1.0	GRANT OF OPTION

1.1

At a Board of Directors meeting held (DATE) the Company agreed to irrevocably grant to the Optionee, effective (DATE), as an incentive and not as or in lieu of salary or any other compensation for services rendered, the sole and exclusive right and option (the "Option") to purchase all or any portion of (QUANTITY) Shares from treasury (the "Optioned Shares") at a price of USD$ _____ per Optioned Share, (the closing market price on the effective date of the grant), at any time before 5:00 p.m. (Vancouver, B.C. time) on (DATE) (the "Expiry Date") or during such shorter period as may be determined under this Agreement.

2.0	EXERCISE OF OPTION

2.1

Subject to the terms of this Agreement, the Option may be exercised in whole or in part from time to time and may only be exercised by the Optionee giving written notice of the Optionee’s intention to exercise the Option in whole or in part, together with payment in the appropriate amount, in cash, by bank draft or wire transfer payable to the Company, at its principal office or to the registrar and transfer agent of the Company.

2.2

Upon receipt of payment pursuant to any exercise of the Option in whole or in part, the Company will forthwith issue as fully paid and non-assessable the Optioned Shares in respect of which the Option has been exercised and will thereafter deliver or cause to be delivered to the Optionee or to his written order a certificate or certificates representing the Optioned Shares so purchased.

3.0	ADDITIONAL TERMS

3.1	Subject to Section 3.2, if the Optionee:

(a)

should die while still a director of the Company, the Option may then be exercised by the Optionee’s legal heirs or personal representatives to the same extent as if the Optionee were alive and a director of the Company for a period of one year after the Optionee’s death but only for such Shares as the Optionee was entitled to purchase pursuant to the Option at the date of the Optionee’s death; or

(b)

ceases for any reason to be a director of the Company, the Option may thereafter by exercised by the Optionee in accordance with the terms of this Agreement on or before the earlier of the Expiry Date and the 30th day after the date of termination of the Optionee’s position.

4.0	RESTRICTIONS ON RESALE OF OPTIONED SHARES

4.1

The Optionee acknowledges that the first trade by the Optionee of any Optioned Shares acquired on any exercise of the Option, in whole or in part, will be deemed to be a distribution and will therefore be subject to the prospectus requirements under Canadian securities legislation unless:

	(a)	the Company is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

	(b)	the trade is not a control distribution;

	(c)	no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade;

	(d)	no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(e) if the selling security holder is an insider or officer of the Company, the selling security holder has no reasonable grounds to believe that the Company is in default of securities legislation.

5.0	VESTING

5.1

The Optioned Shares will vest (i.e. become exercisable by the holder) as to 1/12th on (DATE), and thereafter as to an additional 1/12th per month, until fully vested, provided that if the application of such vesting formula could result in the issue of a fractional share, the number of shares which the Optionee would otherwise be entitled to purchase shall be rounded down to the nearest whole number so that the Company shall not be obligated to issue any fractional shares.

5.2	In the event of a Take Over Bid, as defined in the Company’s Shareholder Rights Plan Agreement, all optioned shares will immediately become fully vested.

6.0	ASSIGNMENT

6.1	Except as provided in Part 3.0 of this Agreement, the Option may be exercised only by the Optionee and may not be assigned or transferred in whole or in part.

7.0	ESSENCE OF AGREEMENT

7.1	This is an option agreement only and it does not impose upon the Optionee any obligation to purchase any of the Optioned Shares.

8.0	SUBDIVISION OR CONSOLIDATION OF SHARES

8.1

If the authorized capital of the Company as presently constituted is consolidated into a lesser number of shares or subdivided into a greater number of shares, the number of Optioned Shares not previously purchased by the Optionee will be decreased or increased proportionately, as the case may be, and the purchase price to be paid by the Optionee for each Optioned Share will be adjusted accordingly.

8.2

If the Company amalgamates or merges or otherwise combines with any other company or companies, whether by way of arrangement, sale of its assets and undertaking or otherwise howsoever, then and in each such case the number of shares in the capital of the resulting company that will be subject to this Agreement will be that number of such shares which would have resulted if all Optioned Shares in respect of which the Option that remained unexercised at the date of such amalgamation, merger or combination had been purchased immediately before the date of such merger, amalgamation or combination became effective, and the purchase price of the shares subject to this Agreement will be correspondingly increased or decreased, as applicable.

8.3

If any questions arise at any time with respect to the option price or number of unissued Optioned Shares deliverable upon exercise of an Option following the occurrences described in Sections 8.1 or 8.2, such questions shall be conclusively determined by the Company's auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the board of the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and the Optionee.

9.0	GOVERNING LAW

9.1.

This Agreement will be construed in accordance with the laws prevailing in British Columbia and any proceeding in respect of this Agreement will be commenced and maintained in the court of appropriate jurisdiction in the City of Vancouver, British Columbia.

10.0	EXECUTION IN COUNTERPART

10.1.	This Agreement may be executed in one or more counterparts which together shall be deemed to constitute an agreement in writing.

11.0	PERSONAL INFORMATION

11.1.	The Optionee hereby acknowledges and consents to the disclosure to any regulatory authority of all personal information of the Optionee obtained by the Company.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

LEADING BRANDS, INC.		(NAME)

Per:
	Authorized Signatory	(Signature)

Signature of Witness

Name of Witness